Exhibit 99.1

YM BioSciences Announces Data from Nimotuzumab Phase II Gastric Cancer Trial Reported at ASCO GI Symposium

MISSISSAUGA, Canada - January 20, 2011 - YM BioSciences Inc. (NYSE Amex: YMI, TSX: YM), a life sciences product development company advancing a diverse portfolio of promising hematology and cancer-related products at various stages of development, today announced that results were reported from a randomized Phase II gastric cancer study of nimotuzumab being conducted by its licensees, Daiichi Sankyo Co., Ltd. in Japan and Kuhnil Pharma Co. Ltd., in Korea.

“The overall findings of the study are positive, and support the promise of nimotuzumab in this important global cancer market.  Although not powered for statistical significance, in subgroup analyses these data demonstrated that EGFR-positive patients treated with nimotuzumab showed a potential improvement of Progression Free Survival and Overall Survival in gastric cancer. This is consistent with evidence that nimotuzumab selectively targets tissues over-expressing EGFR,” said Dr. Nick Glover, President and CEO of YM BioSciences. “The authors of the study conclude that the selection of gastric cancer patients by EGFR status might be effective for future studies of nimotuzumab, and indicate that a Phase III clinical trial should be performed to examine these findings.”

The results were reported in a poster being presented on January 20, 2011 at the ASCO Gastrointestinal Cancers Symposium in San Francisco, entitled: “Randomized phase II study of nimotuzumab, an anti-EGFR antibody, plus irinotecan in patients with 5-fluorouracil-based regimen-refractory advanced or recurrent gastric cancer in Korea and Japan: Preliminary results”.

Trial Design and Results:

The study is a Phase II multi-center, randomized, open-label trial evaluating nimotuzumab (“N”) (400 mg, IV weekly) plus irinotecan (“I”) (150 mg/m2 IV every two weeks) compared to irinotecan alone in patients with advanced or recurrent gastric cancer who are refractory to a 5-fluorouracil-based regimen. The efficacy analysis was conducted six months after completion of randomization with a median follow-up period of 197 days.

The primary endpoint was PFS (Progression Free Survival) and the secondary endpoints included safety, ORR (Overall Response Rate), OS (Overall Survival), and PK. Eighty-two eligible patients (ECOG PS 0-1, one prior regimen) were treated with N+I (n = 40) or I (n = 42). Tumor tissues collected from 48 patients (N+I arm: 26, I arm: 22) were analyzed for EGFR and K-ras. EGFR status (0/1+/2+/3+) examined by immunohistochemistry was 44%/25%/13%/17% respectively.

Results:
•	Median PFS was 73.0 days in the N+I arm compared with 85.0 days in the I arm (HR 0.860; 95% CI, 0.516, 1.435).
•	Overall Survival was 293.0 days in the N+I arm compared with 227.0 days in the I arm among 82 patients (HR 0.717; 95% CI, 0.420, 1.224).
•
In the subgroup analyses, the hazard ratio in PFS for patients with EGFR 1+/2+/3+ was 0.463 (95%CI, 0.177, 1.212) and that of EGFR 2+/3+ was 0.341 (95% CI, 0.080, 1.457) and the hazard ratio in OS was 0.584 (95% CI, 0.242, 1.409) and 0.295 (95% CI, 0.077, 1.129), respectively.

•	The incidence of adverse events was similar between both arms.
•	No adverse events of grade 3 skin rash or grade 3 infusion-related reactions were reported.

About nimotuzumab:
Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types primarily in combination with radiation and chemoradiation. It is importantly differentiated from other currently marketed EGFR-targeting agents due to its enhanced side-effect profile. Nimotuzumab's anti-tumor activity has led to its approval for marketing in 25 countries. In more than 10,000 patients reported as having been treated with nimotuzumab worldwide to date, Grade IV incidents of radiation dermatitis and incidents of severe rash have been only rarely observed, and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been equally rare. Nimotuzumab is licensed to YM's majority-owned, Canadian subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology.

About YM BioSciences
YM BioSciences Inc. is a drug development company advancing three clinical-stage products: CYT387, a small molecule, dual inhibitor of the JAK1/JAK2 kinases; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a potent vascular disrupting agent (VDA).

CYT387 is an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a number of immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. CYT387 is currently in a Phase I/II trial in myelofibrosis. Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side effect profile. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide by YM’s licensees. CYT997 is an orally-available small molecule therapeutic with dual mechanisms of vascular disruption and cytotoxicity, and is currently in a Phase II trial for glioblastoma multiforme. In addition to YM’s three clinical stage products, the Company has a library of more than 4,000 novel compounds identified through internal research conducted at YM BioSciences Australia which are currently being evaluated.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that our JAK1/JAK2 inhibitor CYT387 and our VDA small molecule CYT997 will generate positive efficacy and safety data in future clinical trials; that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com